AB 3/7

*KH 3/3

[redacted]

11017620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Clearing LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Exchange Place, 501 Plaza 2
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 3/7

OATH OR AFFIRMATION

We, Joseph Gerdes and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Clearing LLC (the "Company"), as of and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/11
Date

Chief Executive Officer
Title

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Signature 2/23/11
Date

Chief Financial Officer
Title

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

E*TRADE CLEARING LLC

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2010 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Clearing LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2011

E*TRADE CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
(In thousands)

ASSETS

Cash and equivalents	$ 232,566
Cash required to be segregated under federal or other regulations	518,003
Receivables from customers, less allowance for doubtful accounts of $6,129	4,903,127
Receivables from brokers, dealers and clearing organizations	318,878
Deposits with clearing organizations	64,009
Deferred tax assets, net	2,764
Other assets	87,091
TOTAL ASSETS	$ 6,126,438

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to customers	$ 4,824,480
Payables to brokers, dealers and clearing organizations	608,442
Income tax payable	79,092
Payable to Parent and affiliated companies	18,776
Payables to non-customers	5,470
Accounts payable, accrued and other liabilities	26,660
Total liabilities	5,562,920
MEMBER'S EQUITY	563,518
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,126,438

See notes to statement of financial condition.

E*TRADE CLEARING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2010

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Clearing LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").The Company is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

Nature of Operations – The Company clears and settles securities transactions for customers of other broker-dealers, including E*TRADE Securities LLC ("E*TRADE Securities"), E*TRADE Capital Markets, LLC ("E*TRADE Capital Markets") and E*TRADE Securities Ltd. ("E*TRADE UK"), all affiliated broker-dealers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The statement of financial condition was prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact our financial condition. Material estimates in which management believes near-term changes could reasonably occur include: allowance for doubtful accounts; fair value measurements; estimates of effective tax rates, deferred taxes and valuation allowances; and valuation and expensing of share-based payments.

Cash and Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash equivalents.

Cash Required to be Segregated under Federal or Other Regulations – Cash required to be segregated under federal or other regulations consist of interest-bearing cash accounts and money market deposit accounts. At December 31, 2010, the Company had interest-bearing cash deposits of $322.0 million and money market deposit accounts of $190.0 million maintained in special reserve bank accounts for the benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2010, the Company also had interest-bearing cash deposits of $6.0 million maintained in a special reserve bank account for the benefit of proprietary accounts of introducing broker-dealers ("PAIB") customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Receivables from and Payables to Customers – Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Receivables from customers include unsecured loans of $6.3 million, for which the Company recorded a $6.1 million reserve as of December 31, 2010.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations – Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), margin deposits and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive") and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Share-Based Payments – The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 8—Employee Share-Based Payments and Other Benefits. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance. Share-based payments expense is included in the compensation and benefits line item.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 2 – Fair Value Disclosures.

Estimated Fair Value of Financial Instruments – The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and affiliated companies and other liabilities approximate fair value.

Income Taxes – On November 1, 2004, the Company elected to be taxed as a "C" Corporation and is included in the consolidated federal tax return of the Parent. Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position. See Note 7—Income Taxes.

New Accounting and Disclosure Guidance – Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") amended the disclosure guidance related to fair value measurements. The amended disclosure guidance requires new fair value measurement disclosures and clarifies existing fair value measurement disclosure requirements. The amended disclosure guidance requires separate presentation of purchases, sales, issuances and settlements of Level 3 instruments and was effective January 1, 2011 for the Company. The Company's disclosures about fair value measurements will reflect the adoption of the requirement for separate presentation of purchases, sales, issuances and settlements of Level 3 instruments in 2011. The remaining amended disclosure guidance became effective January 1, 2010 for the Company. The Company's disclosures about fair value measurements reflect the adoption of the remaining disclosure guidance in Note 2—Fair Value Disclosures.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB amended the disclosure guidance for financing receivables and the allowance for credit losses. Amended disclosure guidance related to information as of the end of a reporting period became effective December 31, 2010 for the Company. Other amended disclosure guidance related to activity that occurs during a reporting period was effective January 1, 2011 for the Company.

2. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Recurring Fair Value Measurement Techniques

The fair value measurements of U.S. Treasury securities are classified as Level 1 of the fair value hierarchy as they are based on quoted market prices in active markets.

Recurring Fair Value Measurements

Deposits with clearing organizations include $38 million as of December 31, 2010 of U.S. Treasury securities classified as Level 1 of the fair value hierarchy. The remaining deposits with clearing organizations represent cash deposits.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:	
Securities borrowed	$ 306,211
Receivables from clearing organizations	279
Securities failed to deliver	3,561
Other	8,827
Total	$ 318,878
Payables:	
Securities loaned	$ 570,691
Payables to clearing organizations	6,155
Securities failed to receive	8,938
Other	22,658
Total	$ 608,442

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS AND NON-CUSTOMERS

Receivables from customers of $4.9 billion net of allowance for doubtful accounts of $6.1 million, primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables (the value of which is not reflected in the statement of financial condition).

Payable to customers of $4.8 billion primarily consists of cash balances and other customer funds pending completion of securities transactions. Payables to non-customers of $5.5 million consists primarily of a $5.1 million clearing deposit with E*TRADE Securities and a $0.2 million clearing deposit with E*TRADE Capital Markets.

5. SHORT-TERM BORROWINGS

The principal sources of financing for margin lending are credit balances in customer accounts and the Company's stock loan program. The Company also maintains financing facilities with banks totaling $375 million to finance margin lending. From January 1, 2010 to December 31, 2010, the Company did not utilize this facility. At December 31, 2010, there were no amounts outstanding under these facilities.

The Company has an unsecured line of credit with the Bank to finance margin lending. From January 1, 2010 to December 31, 2010, the Company utilized this line of credit 216 days and during this period had an average overnight borrowing of $249 million at a weighted average rate of 0.18%. At December 31, 2010 there was no amount outstanding under this line of credit.

6. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, occupancy, management assistance, and general and administrative support as needed.

The Company clears trades on a fully disclosed basis for E*TRADE Securities. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE Securities' customers. The Company collects commissions and related fees from customers of E*TRADE Securities and remits such amounts to E*TRADE Securities. At December 31, 2010, the amount payable to E*TRADE Securities of $16.8 million represents a portion of the December 2010 collections. This amount is recorded in payable to parent and affiliated companies in the statement of financial condition.

The Company also clears trades on a fully disclosed basis for E*TRADE Capital Markets. The Company collects commissions and related fees from customers of E*TRADE Capital Markets and remits such amounts to E*TRADE Capital Markets.

The Company clears trades on a fully disclosed basis for E*TRADE UK. In addition, as compensation for its services and to cover its costs incurred, the Company retains a portion of the interest earned from E*TRADE UK's customers. The Company collects commissions and related fees from customers of E*TRADE UK and remits such amounts to E*TRADE UK.

The Company provided a $10 million line of credit to E*TRADE UK during the year ended December 31. 2010. At December 31, 2010, $3.5 million was outstanding under this line of credit, which is recorded in other assets on the statement of financial condition.

The Company, at the direction of E*TRADE Securities, routes customer equity securities orders to a number of market-makers and market centers for execution, including E*TRADE Capital Markets and other related party for which the Company receives payments, which are passed on to E*TRADE Securities.

E*TRADE Securities offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank also pays the Company a fee based on the average SDA balances at a negotiated rate that approximates market.

Payment and processing services are provided to the Company under agreements with the Bank.

Account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company provides account opening and other processing services under an agreement with E*TRADE UK.

7. INCOME TAXES

The Company had no total gross unrecognized tax benefits as of December 31, 2010. The Company's continuing practice is to recognize interest and penalties.

The Company is included in the consolidated federal income tax return of the Parent. It also files tax returns in multiple states. The federal statute of limitations on assessments remains open for the tax years 2004-2010 and the statute of limitations in state jurisdictions remain open for the tax years 2005-2010.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 2,468
Deferred compensation	410
Total deferred tax assets	2,878
Deferred tax liabilities:	
Other	(114)
Deferred tax assets, net	$ 2,764

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

8. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options and awards to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. The Parent does not have a specific policy for issuing shares upon stock option exercises and share unit conversions; however, new shares are typically issued in connection with exercises and conversions. The Parent intends to continue to issue new shares for future exercises and conversions.

In June 2010, a 1-for-10 reverse stock split of the Parent's common stock became effective. In accordance with the 2005 Plan, the appropriate 1-for-10 adjustments were made to the shares authorized, issued and outstanding. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 4.2 million shares were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 3.9 million shares. In May 2009 and 2010, additional 3.0 million, and 12.5 million shares, respectively, were authorized for issuance under the 2005 Plan at the Parent's shareholders' annual meetings in each of those respective years. As of December 31, 2010, 14 million shares were available for grant under the 2005 Plan.

Employee Stock Option Plans

Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.
The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model that uses the assumptions, specific to the Company, noted in the table below.

Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term approximates the expected term. The dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2010
Expected volatility	78%
Expected term (years)	4.2
Risk-free interest rate	2%
Dividend yield	—

The Company's weighted-average fair value of options granted was $8.81 for 2010. No stock options were exercised in 2010.

A summary of the Company's option activity under the stock option plan is presented below:

	Shares (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	611	$	46.31		
Transfers, net [1]	(565)	$	42.76		
Granted	8	$	14.75		
Exercised	—	$	—		
Canceled/forfeited	(13)	$	96.20		
Outstanding at December 31, 2010	41	$	107.47	4.21	$30
Vested and expected to vest at December 31, 2010	39	$	110.67	4.15	$28
Exercisable at December 31, 2010	24	$	151.00	3.48	$ 6

[1] Transfers, net refers to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2010, there was $0.1 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 1.5 years.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of the Company's non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2010	193	$ 18.38
Transfers, net[1]	(193)	$ 18.38
Non-vested at December 31, 2010	—	$ —

[1]Transfers, net refers to the transfer of employees between subsidiaries of the Parent.

A summary of the Company's non-vested restricted stock unit activity is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	151		
Transfers, net [1]	(123)		
Issued	16		
Released	(25)		
Canceled/forfeited	—		
Outstanding at December 31, 2010	19	0.97	$307
Vested and expected to vest at December 31, 2010	18	0.95	$281

[1] Transfers, net refers to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2010, there was $0.1 million of total unrecognized compensation cost related to non-vested awards and units. This cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of restricted stock awards shares vested was $0.4 million for the year ended December 31, 2010.

401(k) Plan

The Parent has a 401(k) salary deferral program for eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010 the Company had net capital of $535.8 million (9.68% of aggregate debit balances) which was $425.1 million in excess of its required net capital of $110.7 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. Such matters that are reported to regulators such as the SEC or the FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2010, the Company had received collateral, primarily in connection with securities borrowed transactions and customer margin loans, with a market value of $7.1 billion which it can sell or repledge. Of this amount, $1.2 billion had been pledged or sold at December 31, 2010, in connection with securities lending transactions, deposits with clearing organizations, customer short sale transactions and customer fails to deliver transactions.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

In connection with its securities clearing business, the Company performs securities clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes that the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 23, 2011

To the Board of Directors and Member of
E*TRADE Clearing LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Clearing LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2010 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
E*TRADE Clearing LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by E*TRADE Clearing LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041354 FINRA DEC
E*TRADE CLEARING LLC 13*13
501 PLAZA II 5TH FLR
ATTN: JIM FYFFE
HARBORSIDE FINANCIAL CENTER
JERSEY CITY NJ 07311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JIM FYFFE 201-499-9829

2. A. General Assessment (item 2e from page 2) $ 527,970
   B. Less payment made with SIPC-6 filed (exclude interest) (263,816)
   ______ Date Paid
   C. Less prior overpayment applied (150)
   D. Assessment balance due or (overpayment) 264,004
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______
   F. Total assessment balance and interest due (or overpayment carried forward) $ 264,004
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 264,004
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E*TRADE CLEARING LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of FEBRUARY, 20 11.

DIRECTOR, REGULATORY REPORTING
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 223,829,865
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	3,309,919
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,017,728	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 9,331,801	
Enter the greater of line (i) or (ii)	9,331,801
Total deductions	12,641,720
2d. SIPC Net Operating Revenues	$ 211,188,145
2e. General Assessment @ .0025	$ 527,970

(to page 1, line 2.A.)